Exhibit 12

HARSCO CORPORATION
Computation of Ratios of Earnings to Fixed Charges

	YEARS ENDED DECEMBER 31
(In thousands)	2017 (a)	2016 (a)		2015 (a)	2014 (a)	2013 (a)
Pre-tax income (loss) from continuing operations attributable to Harsco shareholders	$91,429	$(79,699)	(b)	$34,846	$8,085	$(199,381)	(c)
Add: Consolidated Fixed Charges computed below	58,515	63,649		62,720	67,181	78,637
Net adjustments for unconsolidated entities	93	(5,670)		(147)	1,558	(1,511)
Net adjustments for capitalized interest	187	194		466	(46)	53
Consolidated Earnings Available for Fixed Charges	$150,224	$(21,526)	(b)	$97,885	$76,778	$(122,202)	(c)

Consolidated Fixed Charges:
Interest expense per financial statements (d)	$47,552	$51,584		$46,804	$47,111	$49,654
Interest expense capitalized	—	—		—	541	577
Portion of rentals (1/3) representing a reasonable approximation of the interest factor	10,963	12,065		15,916	19,529	28,406
Consolidated Fixed Charges	$58,515	$63,649		$62,720	$67,181	$78,637
Consolidated Ratio of Earnings to Fixed Charges	2.57	—	(b) (e)	1.56	1.14	—	(c)(f)

(a)	Does not include interest related to uncertain tax position obligations.

(b)
During 2016, the Company recorded pre-tax charges of $43.5 million related to the sale of the Company's equity interest in Brand; pre-tax charges of $45.1 million related to an estimated forward loss provision related to the Company's contracts with the federal railway system of Switzerland; and pre-tax charges of $35.3 million loss on early extinguishment of debt.

(c)	During 2013, the Company recorded a $272.3 million, non-cash pre-tax long-lived asset impairment charge.

(d)	Includes amortization of debt discount.

(e)	For the year ended December 31, 2016, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $85.2 million to achieve a coverage of 1:1.

(f)	For the year ended December 31, 2013, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $200.8 million to achieve a coverage of 1:1.